EXHIBIT 11.1

                               CENTENNIAL BANCORP
                        COMPUTATION OF EARNINGS PER SHARE


                                                 Year Ended December 31,
                                         -------------------------------------
                                            1996          1995         1994
                                         ----------    ----------   ----------
Income:

  Net income (primary)                   $6,514,288    $4,551,318   $3,501,579

  Add Convertible Debenture
    interest expense, net of tax (1)        363,358       430,603      310,830
                                         ----------    ----------   ----------

  Net income (fully diluted)             $6,877,646    $4,981,921   $3,812,409
                                         ==========    ==========   ==========


Weighted average shares outstanding:

  Weighted average shares outstanding
    (primary)                             5,869,720     5,539,709    5,487,700

  Weighted average shares issuable upon
    conversion of all debentures (1)        832,286     1,030,950      700,482
                                          ---------     ---------    ---------

  Weighted average shares outstanding
    (fully diluted)                       6,702,006     6,570,659    6,188,182
                                          =========     =========    =========


Net income per share:

  Primary                                 $    1.11     $     .82    $     .64
  Fully diluted                           $    1.03     $     .76    $     .61


--------------------------
(1) The Convertible Debentures were issued in April 1994 and were called for redemption in November 1996. Prior to the redemption call date, holders of $9,163,000 of the Debentures voluntarily converted their Debentures to Bancorp common stock. A total of $37,000 of the Debentures were redeemed for cash.